Contact

www.linkedin.com/in/jacob-hurd--1bb869100 (LinkedIn)

Top Skills

Ruby on Rails
Web Development
JavaScript

Jacob Hurd

Cofounder @ beehiiv
Brooklyn, New York, United States

Experience

beehiiv
Co-Founder
September 2021 - Present (2 years 9 months)
New York, New York, United States

Morning Brew
Software Engineer
November 2020 - September 2021 (11 months)
Waco Area

N2 Publishing
Ruby on Rails Developer
June 2018 - November 2020 (2 years 6 months)
Waco, Texas Area

N2 Publishing
Software Development Intern
May 2017 - August 2017 (4 months)
Wilmington, North Carolina Area

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Education

Clemson University
Bachelor's Degree, Computer Science and Mathematical
Science · (2015 - 2018)

J. L. Mann High Academy
Magnet Program in Mathematics · (2011 - 2015)